

February 2, 2021

Steve Manko
Chief Financial Officer
CMI Acquisition, LLC
2401 East 86th Street
Bloomington, Minnesota 55425

> **Re: CMI Acquisition, LLC**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Filed January 20, 2021**
> **CIK No. 1819974**

Dear Mr. Manko:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed January 20, 2021

General , page 1

1.   Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

Unaudited Pro Forma Consolidated Financial Information
Notes to the Unaudited Pro Forma Financial Information
Pro Forma Statements of Operations, page 52

2.   With regard to note 17, please revise your footnote to explain how you calculated your interest expense adjustments for the periods presented. Please also disclose the interest rates used to calculate your adjustments.

Executive and Director Compensation, page 95

3. Please update your executive compensation disclosure to include information as of the most recently completed fiscal year.

Note 4 Revenue, page F-39

4. You disclosed that on March 6, 2020, you executed a contract that includes the sale of equipment and the right to use a portion of your existing facility to produce wafers using the customer's equipment. You indicated that you will recognize the revenue allocated to the equipment at the point in time in which control passes to the customer.   Given that you will purchase and install the customer's equipment at your facility, please tell us how you will determine when control of the equipment passes to the customer pursuant to ASC 606-10-25-30. Please also tell us what consideration you gave to the guidance in ASC 606-10-55-81 through 55-84 regarding the sale and installation of the customer's equipment at your facility.

   You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing